UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) March 23, 2020

True Leaf Brands Inc.
(Exact name of registrant as specified in its charter)

British Columbia	000-00000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer
Identification No.)

100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

778-389-9933
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Item 9.    Other Events

Press Release

On March 23, 2020, True Leaf Brands Inc. (the "Issuer") issued a release to announce that it receives notice event of default, investigation of event of default and reservation of rights.

Item 10.    Exhibits

15.1     Press Release dated March 23, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

True Leaf Brands Inc.

/s/ Darcy Bomford
By:
Darcy Bomford
Chief Executive Officer of True Leaf

Date:  March 24, 2020